Northern Dynasty Announces Filing of Preliminary Base Shelf Prospectus

February 26, 2016 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces that that it has filed a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions in the provinces of British Columbia, Alberta and Ontario, and plans to file a corresponding shelf registration statement on Form F-3 (the "Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC").

Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, allow the Company to make offerings of common shares, warrants, subscription receipts, units, or any combination of such securities (all of the foregoing, collectively, the “Securities”) during the 25-month period that the Shelf Prospectus is effective. The Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include ‘at-the-market’ transactions, private placements, public offerings or strategic investments.

Unless otherwise specified in a prospectus supplement, the net proceeds from the sale of the Securities will be used for working capital and general corporate purposes. Each prospectus supplement will contain specific information concerning the use of proceeds from that sale of Securities. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian securities regulatory authorities and the SEC.

This news release shall not in any circumstances constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to the registration or qualification under the applicable securities laws of any such jurisdiction.

A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. These statements include expectations about the likelihood of completing a financing and merger transaction and the ability of the Company to secure regulatory acceptance for its prospectus and registration statements. Though the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its filings with the United States Securities and Exchange Commission.